UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 Cephalon, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    156708109
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

CUSIP No. 156708109                 13G/A                   Page 2 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge International LLC
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 825,482 shares.

            367,897 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.98%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 3 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Highbridge Master L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 825,482 shares.

            367,897 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.98%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 4 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital Corporation
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 825,482 shares.

            367,897 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.98%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 5 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 825,482 shares.

            367,897 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.98%
------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 6 of 19 Pages
------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSONS (ENTITIES ONLY)

            Highbridge GP, Ltd.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 825,482 shares.

            367,897 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.98%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO - Limited Liability Company
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 7 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge GP, LLC
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 825,482 shares.

                    367,897 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 825,482 shares.

            367,897 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.98%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 8 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital Management, LLC                20-1901985
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 889,722 shares.

                    485,576 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 889,722 shares.

                    485,576 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 889,722 shares.

            485,576 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.27%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO - Limited Liability Company
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 9 of 19 Pages
------------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Highbridge Convertible Arbitrage Master Fund, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June 1,
                    2015, convertible into 64,240 shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June 1,
                    2015, convertible into 64,240 shares
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1,
            2015, convertible into 64,240 shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.11%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 10 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Statistical Market Neutral Fund
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    117,679 shares of Common Stock
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    117,679 shares of Common Stock
------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,679 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.19%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IV
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 11 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Glenn Dubin
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A
            MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 889,722 shares.

                    485,576 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY    ------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING   -------------------------------------------------------------------

PERSON WITH:   (8)    SHARED DISPOSITIVE POWER
                      2% Convertible Senior Subordinated Notes due June
                      1, 2015, convertible into 889,722 shares.

                      485,576 shares of Common Stock

                      Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 889,722 shares.

            485,576 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.27%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 12 of 19 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Henry Swieca
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 889,722 shares.

                    485,576 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2% Convertible Senior Subordinated Notes due June
                    1, 2015, convertible into 889,722 shares.

                    485,576 shares of Common Stock

                    Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 889,722 shares.

            485,576 shares of Common Stock

            Options to purchase 27,623 shares of Common Stock
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.27%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
------------------------------------------------------------------------------

CUSIP No. 156708109                 13G/A                   Page 13 of 19 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on January 23, 2006 (as amended, the "Schedule 13G") with respect to shares of common stock (the "Common Stock") of Cephalon, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if none, Residence
Item 2(c).  Citizenship

            Highbridge International LLC
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            Highbridge Master L.P.
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            George Town, Grand Cayman
            Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            Highbridge Capital Corporation
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            Highbridge Capital L.P.
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  State of Delaware

            Highbridge GP, Ltd.
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            George Town, Grand Cayman
            Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            Highbridge GP, LLC
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship: State of Delaware

            Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York  10019
            Citizenship:  State of Delaware

            Highbridge Statistical Market Neutral Fund
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  State of Delaware

CUSIP No. 156708109                 13G/A                   Page 14 of 19 Pages


            Highbridge Convertible Arbitrage Master Fund, L.P.
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Georgetown, Grand Cayman
            Cayman Islands, British West Indies
            Citizenship: Cayman Islands, British West Indies

            Glenn Dubin
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

            Henry Swieca
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As of the date of this filing, (i) Highbridge Statistical Market Neutral Fund may be deemed the beneficial owner of 117,679 shares of Common Stock, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed the beneficial owner of 2% Convertible Senior Subordinated Notes Due June 1, 2015 convertible into 64,240 shares of Common Stock, (iii) Highbridge International LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC may be deemed the beneficial owner of 367,897 shares of Common Stock, 2% Convertible Senior Subordinated Notes Due June 1, 2015 convertible into 825,482 shares of Common Stock and Options to purchase 27,623 shares of Common Stock and (iv) Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of 2% Convertible Senior Subordinated Notes due June 1, 2015, convertible into 889,722 shares of Common Stock, 485,576 shares of Common Stock and Options to purchase 27,623 shares of Common Stock.

        Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge Master
L.P., Highbridge Convertible Arbitrage Master Fund, L.P., and is the sub-advisor to Highbridge Statistical Market Neutral Fund. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting
Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC.

        (b) Percent of class:

CUSIP No. 156708109                 13G/A                   Page 15 of 19 Pages

        The Company's quarterly report that was filed on Form 10-Q on November 8, 2006, indicates there were 60,965,523 shares of Common Stock outstanding as of November 1, 2006. Therefore, based on the Company's outstanding shares of Common Stock, the shares of Common Stock issuable upon the conversion of the 2% Convertible Senior Subordinated Notes due June 1, 2015, and the shares of Common Stock issuable upon the exercise of the Options issued by the Company, (i) Highbridge Statistical Market Neutral Fund may be deemed to beneficially own approximately 0.19% of the outstanding shares of Common Stock of the Company,
(ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own approximately 0.11% of the outstanding shares of Common Stock of the Company, (iii) Highbridge International LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC may be deemed to beneficially own approximately 1.98% of the outstanding shares of Common Stock of the Company, and (iv) Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 2.27% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     0

               (ii)  Shared power to vote or to direct the vote

                     See Item 4(a) above.

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv) Shared power to dispose or to direct the disposition of

                    See Item 4(a) above.


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Exhibits:

        Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Highbridge International LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Highbridge Statistical Market Neutral Fund, Highbridge Convertible Arbitrage Master Fund, L.P., Glenn Dubin and Henry Swieca.

CUSIP No. 156708109                 13G/A                   Page 16 of 19 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2007

HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL L.P.

By: Highbridge Capital Management, LLC    By: Highbridge GP, LLC
    its Trading Manager                        its General Partner


By: /s/ Carolyn Rubin                     By: /s/ Clive Harris
    ----------------------------------        -----------------------------
Name:  Carolyn Rubin                      Name:  Clive Harris
Title: Managing Director                  Title: Director


HIGHBRIDGE CAPITAL CORPORATION             HIGHBRIDGE GP, LTD.

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Clive Harris
                                              -----------------------------
                                          Name:  Clive Harris
                                          Title: Director
By: /s/ Carolyn Rubin
    ----------------------------------
Name:  Carolyn Rubin
Title: Managing Director

HIGHBRIDGE MASTER L.P.                    HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: Highbridge GP, Ltd.                   By: /s/ Carolyn Rubin
    its General Partner                   ----------------------------------
                                          Name:  Carolyn Rubin
                                          Title: Managing Director

By: /s/ Clive Harris
    ----------------------------------
Name:  Clive Harris
Title: Director

HIGHBRIDGE GP, LLC                        HIGHBRIDGE STATISTICAL MARKET NEUTRAL
                                          FUND

                                          By: Highbridge Capital Management, LLC
By: /s/ Clive Harris                          its Sub-Advisor
--------------------------------------
Name:  Clive Harris
Title: Director
                                          By: /s/ Carolyn Rubin
                                              ---------------------------------
                                          Name:  Carolyn Rubin
                                          Title: Managing Director


/s/ Glenn Dubin                           /s/ Henry Swieca
--------------------------------------    -------------------------------------
GLENN DUBIN                               HENRY SWIECA


HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC
    its Trading Manager

CUSIP No. 156708109                 13G/A                   Page 17 of 19 Pages


By: /s/ Carolyn Rubin
------------------------------------
Name:  Carolyn Rubin
Title: Managing Director

CUSIP No. 156708109                 13G/A                   Page 18 of 19 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01, of Cephalon, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007

HIGHBRIDGE INTERNATIONAL LLC               HIGHBRIDGE CAPITAL L.P.

By: Highbridge Capital Management, LLC    By: Highbridge GP, LLC
    its Trading Manager                       its General Partner


By: /s/ Carolyn Rubin                     By: /s/ Clive Harris
    ----------------------------------        -------------------------------
Name:  Carolyn Rubin                      Name:  Clive Harris
Title: Managing Director                  Title: Director


HIGHBRIDGE CAPITAL CORPORATION            HIGHBRIDGE GP, LTD.

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Clive Harris
                                              -------------------------------
                                          Name: Clive Harris
                                          Title: Director
By: /s/ Carolyn Rubin
--------------------------------------
Name:  Carolyn Rubin
Title: Managing Director

HIGHBRIDGE MASTER L.P.                    HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: Highbridge GP, Ltd.                   By: /s/ Carolyn Rubin
    its General Partner                       ------------------------------
                                          Name:  Carolyn Rubin
                                          Title: Managing Director

By: /s/ Clive Harris
    ---------------------------------
Name:  Clive Harris
Title: Director

HIGHBRIDGE GP, LLC                        HIGHBRIDGE STATISTICAL MARKET NEUTRAL
                                          FUND

                                          By: Highbridge Capital Management, LLC
By: /s/ Clive Harris                          its Sub-Advisor
    ---------------------------------
Name:  Clive Harris
Title: Director
                                          By: /s/ Carolyn Rubin
                                              ------------------------------
                                          Name:  Carolyn Rubin
                                          Title: Managing Director

CUSIP No. 156708109                 13G/A                   Page 19 of 19 Pages


/s/ Glenn Dubin                           /s/ Henry Swieca
-------------------------------------     -----------------------------------
GLENN DUBIN                               HENRY SWIECA


HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC
    its Trading Manager


By: /s/ Carolyn Rubin
    --------------------------------
Name:  Carolyn Rubin
Title: Managing Director